

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-Mail
Gary Steele, Chief Executive Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089

     Re: Proofpoint, Inc.
                Amendment No. 4 to Registration Statement on Form S-1
                Filed April 9, 2012
                File No. 333-178479

Dear Mr. Steele:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please clarify throughout that the conversion of your preferred stock will occur automatically pursuant to a provision in your certificate of incorporation because you obtained written consents from stockholders representing two-thirds of your preferred shares. With a view to disclosure in Item 15, identify the exemption from registration you intend to rely upon for the conversions and describe the facts that support the conclusion as to the exemption's availability.

Risk Factors, page 13

If we fail to maintain an effective system of internal controls …, page 29

2.   Your references to the Jumpstart Our Business Startups Act of 2012, or JOBS Act, on
        page 30 do not appear to describe adequately the legislation's effect on when you are
        required to provide an annual assessment and auditor attestation of your internal controls
        over financial reporting. Please revise to clarify whether you will initially be an
        "emerging growth company" and as applicable disclose that status will excuse you from
        requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 for up to five years.
        Also, please revise to clarify under what circumstances you may no longer be an
        emerging growth company and be subject to providing an annual assessment and auditor
        attestation of your internal controls over financial reporting.

3.   In addition to JOBS Act's effect on your reporting of your internal controls over financial
        reporting, please consider whether disclosure to investors regarding the modified
        disclosure and reporting requirements applicable to emerging growth companies is
        necessary or appropriate. In this respect, please also give appropriate consideration to the
        effects of the status on your investors and your access to capital.

Note 9. Preferred Shares – page F-29

4.   We note that you disclose that the preferred shares will automatically convert to shares of
        common stock upon the closing of an IPO in which gross proceeds exceed $40 million
        and in which the public offering price per share equals or exceeds $21.28 per share.
        Further, we note that you asserted in a response dated January 25, 2012 that you intend to
        obtain the consent of the required number of its preferred stockholders to the automatic
        conversion of its outstanding preferred stock into common stock. Since the IPO price is
        below the conversion trigger, confirm that the consents have been obtained. If not, please
        revise your balance sheet and the statement of operations to remove the pro forma
        information that shows the effects of the automatic conversion. Further, please revise
        any sections through the filing that reflect this automatic conversion.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via E-Mail</u>
       Jeffery Vetter, Esq.
       Fenwick & West LLP